July 20, 2015	EXHIBIT 2

Dr. David C. Collins

Chairman and Chief Executive Officer

Learning Tree International, Inc.

1805 Library Street

Reston, VA 20190

FOR IMMEDIATE DISTRIBUTION TO THE BOARD OF DIRECTORS

Dear Dr. Collins,

Wynnefield Capital Management, LLC, together with its affiliates (collectively, “Wynnefield”), are long-time investors and owners of five percent of the outstanding shares of common stock of Learning Tree International, Inc. (the “Company”).

In Item 4 of the amended Schedule 13D filed by Dr. David C. Collins with the Securities and Exchange Commission (the “SEC”) on May 18, 2015, it was disclosed that the Company’s Board of Directors (the “Board”) has requested that Dr. Collins purchase the remaining outstanding shares of the Company’s common stock in a “going private” transaction.

Wynnefield supports this effort by the Board to bring an end to the unfortunate downhill ride on which Dr. Collins has taken the Company’s stockholders since December of 2007 when the Company’s common stock traded above $22.50 per share to where it traded on July 17, 2015 – $1.01 – 95% below that price.

Given the vastly reduced market capitalization of the Company and the ongoing costs of being a public company, Wynnefield would support a “going private” transaction but only at a fair price that benefits all of the Company’s stockholders. With the Company’s shares selling at net cash, this price should be at a meaningful premium to the current market price per share of the Company’s common stock, especially given the Company’s continued success in winning government contracts.

Only July 13, 2015, the Company issued a press release announcing that its shares of common stock would be delisted from The NASDAQ Global Market for failure to meet the Global Market’s listing requirements, despite the fact the Company received NASDAQ’s deficiency notice on May 20, 2015. The deficiency notice contained a number of measures that the Company could pursue to cure this deficiency and avoid delisting as well as a method to obtain a 180 day extension. Yet, the Company failed to take any of the remedial actions available to avoid being delisted. Could this be a play to allow you to steal the Company at a bargain price? We hope not though the Company’s shares of common stock caved another 18% to an all-time low on the news.

The Company’s Annual Report on Form 10-K for the year ended October 3, 2014 states that there are only 49 record holders of the Company’s common stock and 634 stockholders whose stock is held by a nominee. Should the Board’s Special Committee and Dr. Collins fail to agree on a price, this letter serves as a warning to the Board and Dr. Collins not to try to use delisting from The NASDAQ Global Market as the first step in a scheme to “go dark”, and allow the Company to voluntarily delist its shares of common stock and terminate the Company’s public reporting obligations under the Securities Exchange Act of 1934. Wynnefield has a long history of successfully fighting public companies that have attempted to go dark and will do everything in its power to prevent this from happening. Even a successful going dark effort can carry with it reputational risk to the board and executive officers initiating this extremely stockholder unfriendly tactic.

In summary, we support the concept of going private at a fair price and urge Dr. Collins and the Board to proceed in a way in which will enable all outside stockholders to monetize their investment for fair and full value.

Please feel free to email me directly at nobus@wynnecap.com to set up a time to discuss this further.

Very truly yours,

Nelson J. Obus, Managing Member

Wynnefield Capital Management, LLC